Exhibit H-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-           )

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act")


Unitil Corporation (70-8050)

     Unitil Corporation ("Unitil"), 6 Liberty Lane West, Hampton, New Hampshire, 03842-1270, a registered holding company under the Act, has filed with the Securities and Exchange Commission (the "Commission") a post-effective amendment to its application-declaration (the "Application-Declaration") under Sections 6(a) and 7 of the Act.

     By order dated November 16, 1992, Unitil was authorized to issue its no par value common stock ("Common Stock") pursuant to each of its dividend reinvestment and stock purchase plan ("DRIP") and tax-deferred savings and investment plan ("401(k) Plan") (HCAR No. 35-25677). Shares available for issuance under each of these plans may come from authorized but unissued Common Stock or from shares purchased by Unitil on the open market.

     Unitil proposes to issue and sell an additional 200,000 shares of its Common Stock pursuant to its DRIP. Participants in the DRIP may (i) have cash dividends on all or part of their Common Stock automatically reinvested at current market prices and/or (ii) invest optional cash payments ranging from $25 to $5,000 per calendar year at current market prices, whether or not dividends are being reinvested. Employees of Unitil and its subsidiaries who are eligible to participate have the additional option of utilizing payroll deductions in the place of making direct cash payments. No commission or service charge is paid by participants in connection with purchases under the DRIP. Current market prices for original issue shares will be the average of the high and low prices reported by the American Stock Exchange during each of the last 5 trading days prior to the date of the dividend payment. Current market prices for shares purchased on the open market will be the weighted average of the actual prices paid for all of the shares purchased for the related quarter.

     In addition, Unitil proposes to issue an additional 150,000 shares of its Common Stock pursuant to its 401(k) Plan. The 401(k) Plan has been qualified under Section 401(k) of the Internal Revenue Code of 1986 and is available to all employees of Unitil and its subsidiaries. The amounts contributed to the funds generated thereby are held in trust and invested according to the participant's directions among nine investment funds, one of which holds Unitil Common Stock.


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     For the Commission,  by the Division of Investment Management,  pursuant to delegated authority.




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